SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 2
                                       TO
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                              U.S. GOLD CORPORATION
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                                (Name of Issuer)

                     Common Stock, $0.10 par value per share
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                         (Title of Class of Securities)

                                   912023 20 7
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                                 (CUSIP Number)

            Mr. Everett Schenk, President and Chief Executive Officer
                       French American Banking Corporation
                     787 Seventh Avenue, New York N.Y. 10019
                                 (212) 415-9672

                                 With copies to:

                              Peter G. Smith, Esq.
                       Kramer Levin Naftalis & Frankel LLP
                           1177 Avenue of the Americas
                               New York, NY 10036
                                 (212) 715-9100
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 27, 2005
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP NO.   912023 20 7                                       Page 2 of 4
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     French American Banking Corporation
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2   CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP             (a) |_|
                                                                 (b) |X|
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3    SEC USE ONLY

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4    SOURCE OF FUNDS

     Not applicable.
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)      |_|
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
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                          7   SOLE VOTING POWER

   NUMBER OF                  None
    SHARES               -------------------------------------------------------
  BENEFICIALLY            8   SHARED VOTING POWER
   OWNED BY
     EACH                     None
  REPORTING              -------------------------------------------------------
    PERSON                9   SOLE DISPOSITIVE POWER
     WITH
                              None
                         -------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                              None
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     None
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                    |_|
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
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14   TYPE OF REPORTING PERSON

     IV- New York State Chartered Investment Company
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                                       2

            As discussed in Item 4 below, as a result of private sale of the Common Stock on July 27, 2005 by BNP Paribas North America, Inc. ("BNP PNA"), an affiliate of French American Banking Corporation (the "Reporting Person") in whose name the shares were registered, to NovaGold Resources Inc. previously beneficially owned by the Reporting Person. ("NovaGold"), the Reporting Person disposed of all 2,142,171 shares of Common Stock previously beneficially owned by the Reporting Person.

Item 1. Security and Issuer

      Item 1 is hereby amended as follows:

            This Amendment No. 2 (this "Amendment") to Schedule 13D relating to the common stock, par value $0.10 per share (the "Common Stock"), of U.S. Gold Corporation, a Colorado corporation (the "Issuer"), is filed by the Reporting Person to further amend the Schedule 13D that was previously filed on March 2, 1992 and amended by Amendment No. 1 thereto, filed on April 24, 1992. The principal executive offices of the Issuer are located at 2201 Kipling St., Suite 100, Lakewood, Colorado 80215-1545.

Item 4. Purpose of Transaction

      Item 4 is hereby amended as follows:

      On July 27, 2005, BNP PNA, on behalf of the Reporting Person, disposed of 2,142,171 shares of Common Stock (the "Shares") in a private sale to NovaGold at a purchase price of $0.50 per share, pursuant to a Stock Purchase Agreement (the "Transaction"). As a result of the Transaction, the Reporting Person no longer owns any Common Stock of the Issuer and therefore will no longer be required to report its holdings on this Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

      Item 5 is hereby amended as follows:

      (a) - (b) As discussed in Item 4 above, as a result of the Transaction, as of July 27, 2005, the Reporting Person no longer beneficially owns any equity securities of the Issuer.

      (c) See Item 4 above.

      (d) Not applicable.

      (e) As of July 27, 2005, the Reporting Person ceased to be the beneficial owner of any equity securities of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Item 6 is hereby amended as follows:

      The Transaction was carried out pursuant to the terms of a Stock
Purchase Agreement between BNP PNA and NovaGold. After the Transaction, neither the Reporting Person, nor, to the best knowledge of the Reporting Person, any of its directors or executive officers, or any peson controlling the Reporting Person or executive officer or director of such a controlling person, is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.

Item 7. Items to be Filed as Exhibits

      Item 7 is hereby amended to add the following Exhibit:

      Exhibit 1 - Stock Purchase Agreement dated as of July 25, 2005 by and between BNP Paribas North America, Inc. and NovaGold Resources Inc.

                                    SIGNATURE

            After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 5, 2005

                                    FRENCH AMERICAN BANKING CORPORATION


                                    By: /s/ Everett Schenk
                                       -------------------------------------
                                       Everett Schenk
                                       President and Chief Executive Officer